

July 6, 2010

Brian Duperreault
President and Chief Executive Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774

> **Re: Marsh & McLennan Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-05998**

Dear Mr. Duperreault:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Item 7. Management's Discussion and Analysis

Management's Discussion of Critical Accounting Policies

Retirement Benefits, page 46

1. You disclose that based on your current assumptions, you expect pension expense in 2010 to increase approximately $110 million compared with 2009. Additionally, your tabular disclosure within Note 8 includes significant changes to your net actuarial loss recorded in accumulated other comprehensive income for the years ended December 31, 2009 and 2008, some of which is offsetting. Please revise your disclosure to address the underlying reasons including assumption changes for both your expectation regarding pension expense in 2010 and the changes in your net actuarial loss for each period

presented. In particular, address the changes in your net actuarial loss related to your liability experience for your Non-U.S. Pension Benefits.

Fair Value Determinations
Goodwill Impairment Testing, page 48

2. You disclose that the excess of the estimated fair value of the Oliver Wyman reporting unit over its carrying value declined substantially compared with prior years' valuations. For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to each reporting unit;
- Description of how the key assumptions in the impairment analysis were determined;
- Discussion of the degree of uncertainty associated with the key assumptions, and how those assumptions were determined. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of specific, potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Specifically, address the recent events that lead to the substantial change from prior years' valuations of the Oliver Wyman reporting unit.

If you believe that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk of failing step one, please disclose this information.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
3. Other Comprehensive Income (Loss), page 63

3. Please revise your disclosure to include the amount of tax allocated to your components of other comprehensive income (loss). Refer to ASC 740-10-50-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Brian Duperreault
Marsh & McLennan Companies, Inc.
July 6, 2010
Page 3

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

                              Sincerely,

                              Jim B. Rosenberg
                              Senior Assistant Chief Accountant